Jardines

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

[redacted]

06015009

Group Secretariat

SEC MAIL PROCESSING RECEIVED JUL 2006 WASH, D.C. 199 SECTION

21st June 2006

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Share Transactions of Directors / Persons Discharging Managerial Responsibilities

In accordance with the requirements under the disclosure rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following share transactions in JMH of its Directors / Persons Discharging Managerial Responsibilities:-

Name of Director	Nature of Transaction	Date of Transaction	No. of shares acquired	Price Per Share
Henry Keswick	Scrip Dividend	21/06/2006	179,574	US$18.58
Simon Keswick	Scrip Dividend	21/06/2006	117,092	US$18.58
A J L Nightingale	Scrip Dividend	21/06/2006	102	US$18.58
C G R Leach	Scrip Dividend	21/06/2006	17,898	US$18.58
Richard Lee	Scrip Dividend	21/06/2006	1,725	US$18.58
R C Kwok	Scrip Dividend	21/06/2006	545	US$18.58
E P K Weatherall	Scrip Dividend	21/06/2006	536,942	US$18.58
Adam Keswick	Scrip Dividend	21/06/2006	526,941	US$18.58
Ben Keswick	Scrip Dividend	21/06/2006	556,393	US$18.58

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

7/11

Dir/2k60621jmh/dl/p2

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

21st June 2006

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interest - Substantial Shareholder

We enclose for your information a notification dated 21st June 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

[Cng/Subshlder/jmh/2k60621/dl/p3]

Regulatory Announcement

Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	12:10 21-Jun-06
Number	9452E

JARDINE MATHESON HOLDINGS LIMITED

DISCLOSURE OF INTEREST – SUBSTANTIAL SHAREHOLDER

On 21st June 2006, the interest of Jardine Securities (BVI) Limited, a wholly-owned subsidiary of Jardine Strategic Holdings Limited, in Jardine Matheson Holdings Limited ("JMH") increased from 16.93% to 17.04% as a result of the acquisition of shares in JMH by way of scrip dividend.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

21st June 2006

www.jardines.com

END

Close